Mail Stop 3561

January 16, 2008

Robert G. Gwin
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

   Re: **Western Gas Partners, L.P.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed December 26, 2007
      File No. 333-146700

Dear Mr. Gwin:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

 1. Please disclose the offering price for the common units in your next amendment.

Summary historical and pro forma financial and operating data, page 13

Non-GAAP Financial Measure, page 16

2. Please include a footnote to the table on page 17 that reconciles net cash provided by operating activities for the nine months ended September 30, 2007 and year ended December 31, 2006 to the pro forma amounts presented for those periods.

Our cash distribution policy and restrictions on distributions, page 45

Assumptions and Considerations, page 54

3. We reviewed your responses to comments 14, 16 and 17 in our letter dated November 9, 2007 and the revisions to your disclosure. It is still unclear to us whether estimated total operating revenue in the partnership statement of estimated adjusted EBITDA on page 53 includes natural gas and other revenues as your assumptions related to total operating revenue do not refer to natural gas and other revenues. Also, it is unclear to us why you include cost of product as a reduction of total operating revenues and disclose assumptions related to condensate margin, as opposed to separately disclosing condensate revenue and cost of product. In addition, it appears that cost of product is included in both condensate margin and operating and maintenance expenses. Please advise or revise to present natural gas and other revenues, condensate revenue and cost of product on a basis consistent with the historical financial statements included in the filing.

Selected historical and pro forma financial and operating data, page 72

4. The reconciliation of adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP is included in summary historical and pro forma financial and operating data under the non-GAAP financial measure heading on page 16. Please revise the reference in footnote (1) on page 74 accordingly.

Pro forma combined statement of income, page F-4

5. We note the revisions to your disclosure in response to comment 32 in our letter dated November 9, 2007. Please explain to us why your allocation of net income to the ownership classes and related per unit amounts are not based on the contractual terms of the partnership agreement relating to cash distributions, which provide a minimum quarterly distribution to common units before distributions on subordinated units. Otherwise, please revise your allocation of pro forma net income to unit holders and related per unit amounts based on the contractual terms of the partnership agreement. Any revisions should also be reflected in summary historical and pro forma financial and operating data on page 14 and selected historical and pro forma financial and operating data on page 73.

Robert G. Gwin
Western Gas Partners, LP
January 16, 2008
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
     Vinson & Elkins L.L.P.